Lawrence A. Kenyon President, CEO and CFO 7 Clarke Drive Cranbury, NJ 08512

April 2, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeff Gabor

Re:	Outlook Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-229761

Acceleration Request

Requested Date:     Thursday, April 4, 2019

Requested Time:    5:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-229761) (the “Registration Statement”) to become effective on Thursday, April 4, 2019, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Cooley LLP, may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Marianne Sarrazin of Cooley LLP at (415) 693-2157 or Pia Kaur of Cooley LLP, at (415) 693-2135.

Very truly yours,

Outlook Therapeutics, Inc.

By: /s/ Lawrence A. Kenyon

Lawrence A. Kenyon

President, Chief Executive Officer and Chief Financial Officer

cc:	Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP

Pia Kaur, Cooley LLP